DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

Ed Batts
ed.batts@dlapiper.com
T 650.833.2073
F 650.687.1106

April 3, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Larry Spirgel, Assistant Director
William Mastrianna, Attorney-Adviser
Paul Fischer, Attorney-Adviser
Robert S. Littlepage, Accounting Branch Chief
Christie Wong, Staff Accountant

Re:	Lumentum Holdings Inc.
Form 10-12B
Filed February 26, 2015
File No. 001-36861

Dear Ladies and Gentlemen:

This letter is to formally confirm our telephone conversation with Mr. Mastrianna on April 2, 2015, by which Lumentum Holdings Inc. (the “Company”) respectfully informs the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that the Company intends to submit a letter in response to the comments from the Staff, and file Amendment No. 1 to the above-referenced Registration Statement on Form 10-12B, on or about April 17, 2015. Please do not hesitate to contact me at (650) 833-2073 or Michael Torosian at (650) 833-2220 should you have any questions regarding the above.

Very truly yours,

DLA Piper LLP (US)

/s/ Ed Batts

Ed Batts

Partner

Admitted to practice in California

EB

cc:	Alan Lowe (Lumentum Holdings Inc.)
Sarah Slayen (JDS Uniphase Corporation)
Kevin Siebert (JDS Uniphase Corporation)
Michael J. Torosian (DLA Piper LLP (US))